EXHIBIT 99.1
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                                                               [GRAPHIC OMITTED]
                                                        [LOGO - ARC ENRGY TRUST]
NEWS RELEASE
FOR IMMEDIATE RELEASE
AUGUST 2, 2005
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ARC RESOURCES LTD. / ARC ENERGY TRUST  ANNOUNCE THE AUGUST 2005
INCREASE TO THE ARX  EXCHANGEABLE  SHARES  EXCHANGE RATIO

CALGARY, AUGUST 2, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.76921 to 1.78143. Such increase will be effective on August 2, 2005.

The following are the details on the calculation of the Exchange Ratio:

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                                                     10 DAY WEIGHTED                                          EXCHANGE
                                     ARC ENERGY      AVERAGE TRADING                                          RATIO AS
  RECORD DATE OF ARC     OPENING        TRUST        PRICE OF AET.UN    INCREASE IN   EFFECTIVE DATE OF THE      OF
     ENERGY TRUST       EXCHANGE    DISTRIBUTION  (PRIOR TO THE END OF   EXCHANGE     INCREASE IN EXCHANGE    EFFECTIVE
     DISTRIBUTION         RATIO       PER UNIT         THE MONTH)        RATIO **             RATIO             DATE
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      July 31, 2005      1.76921       $0.15            21.7221          0.01222       August 15, 2005         1.78143

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** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
             Telephone: (403) 503-8600            Fax: (403) 509-6417

                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9